

June 13, 2012

<u>Via E-mail</u>
Spyros Capralos
Chief Executive Officer
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str.
Maroussi 15124, Athens, Greece

>   **Re: Star Bulk Carriers Corp.**
>   **Amendment No. 1 to**
>   **Registration Statement on Form F-3**
>   **Filed May 31, 2012**
>   **File No. 333-180674**

Dear Mr. Capralos:

We have reviewed your responses to the comments in our letter dated May 8, 2012 and have the following additional comments.

<u>Signatures, page 43</u>

1. Please revise the second half of the signature block for Star Bulk Carriers Corp. to indicate the capacity in which each person is signing and to have at least a majority of the board of directors sign the registration statement.

2. We note your response to our prior comment 5 and reissue in part. Please revise the signature page for each co-registrant so that the registration statement is signed by at least a majority of the board of directors or persons performing similar functions for each co-registrant. Refer to the instructions for signatures on Form F-3.

Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: <u>Via E-mail</u>
       Robert E. Lustrin, Esq.
       Seward & Kissel LLP